VERTICAL BRANDING, INC.

16000 Ventura Blvd

Suite 301

Encino, CA 91436

Telephone (818) 926-4900

Facsimile (818) 926-4885

March 14, 2008

BY EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Howard Efron

RE:

Vertical Branding, Inc.

Form 10-KSB for the fiscal year ended December 31, 2006

Response Letter to Comments Dated February 26, 2008

File No. 0-31667

Dear Mr. Efron,

On behalf of Vertical Branding, Inc., a Delaware corporation (the “Company or VBI”), I hereby transmit via Edgar Correspondence, our responses to the Commission’s letter dated February 26, 2008.

The Commission issued a comment letter dated February 26, 2008 in response to the Company’s response dated February 5, 2008 based upon the Commission’s review of the Company’s Form 10-KSB for the fiscal year ended December 31, 2006. The following consists of the Company’s responses to the Commission’s comment letter. For the convenience of the staff, each comment is repeated verbatim with the Company’s response immediately following.

Financial Statements

 Goodwill, page F-14

1. We note your response to prior comment 5. In regards to your methodology for testing goodwill impairment, please tell us how, under existing accounting literature, management is able to use future cash flows to be derived from WWE businesses and increases in stock price resulting from the WWE operations can support the value of goowi1l associated with MFC, Additionally, please explain and disclose how you determined what comprises your reporting unit for goodwill testing under the guidance in SFAS 142. Lastly, please note that any future sale of Gateway Granby, LLC, the only remaining tangible asset from the MFC acquisition, would be considered a goodwill impairment reassessment event under SFAS 142.

Response:

The goodwill generated from the business combination between WWE and MFC was assigned to its Transactional Marketing (WWE) reporting unit.  As provided by paragraph 34 of SFAS No. 142, Goodwill and Other Intangible Assets, “goodwill shall be assigned to reporting units of the acquiring entity that are expected to benefit from the synergies of the combination even though other assets and liabilities of the acquired entity may not be assigned to that reporting unit”.

Management evaluated the synergies of the combination as of the merger date, including the simultaneous closing of the $2.4 million private placement made possible by the transaction. The proceeds of the private placement were used to carry out WWE’s business plan. The synergies that WWE  derived from the combination since the acquisition include the ability of WWE to use equity and convertible debt securities to finance its business growth: (i) internally though the ability to invest in new product launches that require funding for infomercial production, media spending in advance of sales and purchases of inventory, (ii) through acquisitions, as was done with the post merger acquisition of the retail distribution network, and (iii) as a non-cash method of payment to vendors and consultants, and as additional compensation and incentives to employees. Based upon these factors, it was determined that an allocation of the goodwill to the WWE reporting unit best reflected the economic nature of the transaction.

Based upon this assignment of goodwill, the Company believes it appropriate to consider the cash flows of the WWE reporting unit (along with the cash flows from subsequent acquisitions related to the WWE business plan) as that is the reporting entity to which the goodwill has been assigned in the consideration of goodwill impairment.

Embedded Derivative Liabilities, page F-14

2. Please confirm that you will disclose your sequencing policy, in which you sequence and evaluate the availability of sufficient equity shares based upon the earliest issuance date first for contracts that may require share settlement, in future filings.

Response:

I confirm that the Company will disclose our sequencing policy, in which we sequence and evaluate the availability of sufficient equity shares based upon the earliest issuance date first for contracts that may require share settlement, in future filings.

* * * *

 If you have any questions or further comments, please do not hesitate to contact the undersigned at (818) 926-4900- or via email at victor@verticalbranding.com.

Very truly yours,

By:	/s/ Victor Brodsky
Victor Brodsky Vice President & Chief Financial Officer

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